

Nora Murphy · 2nd

Chief Financial Officer at Fancy.com

New York, New York · 498 connections · **Contact info**

 **Fancy.com**

Columbia Business S

Experience


Chief Financial Officer
Fancy.com
Aug 2019 – Present · 11 mos
New York, New York


Chief Operating Officer
Discourse Analytics
Feb 2018 – Present · 2 yrs 5 mos

Senior Advisor
Three Curve Capital
May 2018 – Present · 2 yrs 2 mos


Senior Advisor
Fairlead Advisors
Jan 2018 – Present · 2 yrs 6 mos


Board Member
Creative Alternatives of New York

Apr 2015 – Oct 2018 · 3 yrs 7 mos
New York, NY

Show 5 more experiences ⌄

Education



Columbia Business School
MBA, Finance
2006 – 2008

StoneRidge
1992 – 1996



Georgetown University

